Mail Stop 3561

May 5, 2010

Patrick C. Cannon, Esq.
General Counsel
Maine & Maritimes Corporation
209 State Street, PO Box 789
Presque Isle, Maine 04769-0789

> **Re: Maine & Maritimes Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 333-103749**

Dear Mr. Cannon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a summary term sheet on the first or second page of your document. We note your Summary section beginning on page seven, but this does not satisfy the requirements of Item 1001 of Regulation M-A. Your summary term sheet should be a brief bullet point summary of the most material terms of the proposed transaction.

<u>Questions and Answers About the Annual Meeting and the Merger, page 1</u>

<u>Q. How does MAM's board of directors recommend that I vote?, page 2</u>

1. The discussion related to the board's recommendation of the merger implicitly pertains to the perceived benefits of the merger. Please balance the disclosure under this heading, and the disclosure under the heading "Recommendation of the Board of Directors (Page 27)" on page 10, with a succinct summary of the probable risks related to the merger.

<u>Summary, page 7</u>

2. It appears that the summary section is duplicative of some of the information found in the Questions and Answers About the Annual Meeting and the Merger section. Please revise these two sections to ensure clarity and conciseness of disclosure. In this regard, please limit your Questions and Answers About the Annual Meeting and the Merger section to procedural matters relating to the meeting. Further, if you wish to include a summary in addition to your summary term sheet, it should be limited to only the most material terms of the proposed transaction. See Item 1001 of Regulation M-A.

<u>Proposal 1, The Merger, page 20</u>

<u>Background of the Merger, page 20</u>

3. Please revise this section to disclose each meeting related to the merger and identify each person who attended each meeting or who performed a material task related to the merger. For example, where you state that management or representatives of BHE or MAM attended meetings or performed tasks, please identify the individuals to whom you refer and the material tasks that they performed.

4. In the second paragraph on page 20, you state that at one time the Strategic Planning Committee consisted of only a sub-set of board members. Please confirm whether this was the case at any time from the date Mr. Hanf contacted Mr. Boyles in May 2009 to the present. If so, please disclose the applicable time period(s) and the members of the Strategic Planning Committee during each period.

5. Please define "MPS" prior to its use beginning on page 20, or use the entity's name in lieu of a defined term.

6. You state that the Strategic Planning Committee "was considering a range of options, including maintaining its current business strategy and/or pursuing a potential sale of the Company." Also, you state that you believed that to maintain

or improve long-term shareholder value, either you would have to find a way to succeed in your transmission development activities or the scale contemplated in the original MPC Project, or develop an alternative long-term strategy. Therefore, it appears that you considered alternative means to accomplish the stated purpose of your merger transaction. As appropriate, please expand your disclosure to address all alternatives considered and discuss why each alternative was or was not pursued. For any strategic alternatives pursued, please discuss the benefits and risks associated with each alternative and indicate why the alternatives were deemed inferior to the merger transaction.

7. Please revise your disclosure on page 22 to state the date upon which Mr. Boyles informed Mr. Hanf that you would not enter into an exclusivity agreement.

8. In the third paragraph on page 22, you state that KeyBanc identified seven financial buyers and eight strategic buyers. Please revise your disclosure to define each of these buyer categories.

9. You state on page 22 that KeyBanc was formally retained on August 28, 2009, but your disclosure on page 21 states that the Strategic Planning Committee instructed management to retain KeyBanc as of July 16, 2009. Please revise to explain management's delay in retaining KeyBanc.

10. The first paragraph on page 24 indicates that your board met on October 28, 2009, but this meeting is not otherwise discussed. Please revise to describe the nature and purpose of the October 28, 2009 meeting.

11. At the top of page 25, you state that on January 7, 2010, your board instructed management to obtain further guidance from KeyBanc, including updated financials. Please state whether and, if so, when this guidance was provided. If provided, please also summarize the guidance.

12. We note that on two occasions, January 28, 2010 and February 23 or 24, 2010, Mr. Boyles attempted to engage Mr. Hanf in further negotiations regarding the $45 per share price. Please disclose the rationale Mr. Boyles presented to Mr. Hanf in attempting to negotiate an increased share price.

Reasons for the Merger; Recommendation of the Board of Directors, page 27

13. You must ensure that each positive and negative factor you cite contains adequate detail to place it in context. Therefore, please expand your discussion of both the positive and negative factors to provide a meaningful discussion of the board's consideration of each factor and describe the specific aspects of each factor that contributed to the board's decision. For example, please describe the particular aspects of your business, operations, financial condition, earnings, and prospects, including your updated financial results and forecasts and the execution risks and

uncertainties related to achieving your business plan, known by the board that caused the board to conclude that the relative certainty of the fair cash value offered in the merger transaction was the preferable alternative. As another example, please discuss the risks and costs to you regarding the diversion of management and employee attention, potential employee attrition, and the potential negative effects on your business and your relationships with customers and suppliers if the merger does not close.

Positive Factors Considered by the MAM Board, page 27

14. The two bullet points at the bottom of page 27 refer to "its." Please revise to clarify to whom you are referring.

15. We note your disclosure in the last paragraph on page 31 that the summary of the analyses by KeyBanc includes all material factors considered by that financial advisor in rendering its opinion. However, certain of your bullet points on the top of page 31 indicate that KeyBanc was provided certain non-public business, financial, and other information from your internal records, estimates, and financial projections. Therefore, please confirm for us that all material, non-public information that formed the basis for the fairness analysis and all material assumptions underlying the information have been disclosed in this filing. Otherwise, please revise your document to provide all the material information and assumptions.

Historical Stock Trading Analysis, page 32

Precedent Transaction Analysis, page 32

16. We note your statement in the last paragraph on page 32 that KeyBanc selected the comparable transactions based on "similarity of certain aspects of the transactions and the companies involved in the transactions…." You specifically note that KeyBanc considered transactions in regulated utility operations and public utilities and the relevant assets of the companies involved. Please disclose whether there were any additional material factors considered in selecting the comparable transactions.

17. Also, please disclose the total dollar value, the merger price per share, and the premium paid to shareholders for each transaction considered. Further, please tell us whether any other transactions meeting this criteria were excluded from your analysis and, if so, please disclose these transactions and explain why they were excluded.

Premiums Paid Analysis, page 35

18. Please revise to identify the 15 change of control transactions involving United States utility targets in the last five years reviewed in this analysis and the basis for their selection.

Litigation Relating to the Merger, page 48

19. Please expand your discussion of the class action lawsuit you reference on page 48 to include a description of the factual basis upon which the allegation of breach of fiduciary duty is based.

20. Please provide us with a copy of the complaint filed in connection with the lawsuit captioned Duplisea v. Maine & Maritimes Corporation, et al.

The Merger Agreement, page 49

21. In the first paragraph of this section, please revise your statement that the summary is "qualified in its entirety by reference to the complete text of the Merger Agreement" to remove any potential implication that the Merger Agreement and summary do not constitute public disclosure under the federal securities laws.

22. Also, please revise the statement that "the summary may not contain all of the information about the Merger Agreement that is important to you" so that you do not imply that have not included all the material aspects of the Merger Agreement in this summary.

23. In this section, you state that the representations, warranties, and covenants contained in the Merger Agreement were "made for the purposes of the Merger Agreement and the benefit of the parties to the Merger Agreement and may have been used for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts." Also, you state that, because "these representations and warranties were made as of certain dates indicated in the Merger Agreement, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement." Further, on page 53 you state that "[s]everal of [y]our representations and warranties contained in the Merger Agreement are qualified by reference to whether the failure of those representation[s] or warrant[ies] to be true would reasonably be expected to have a 'material adverse effect' on [you]." Please be advised that, notwithstanding the inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions in the Merger Agreement are required to make the statements included in this proxy statement not misleading. Please confirm your understanding in this regard.

*　　　*　　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director